N E W S   R E L E A S E
--------------------------------------------------------------------------------

INVESTOR CONTACTS:

Suresh Kumar                                   Clarence Fu
(1) 408.941.1110                               (65) 6360.4060
sureshk@charteredsemi.com                      cfu@charteredsemi.com

MEDIA CONTACTS:
For Chartered:                                 Chartered Singapore:
Laurie Stanley, Wired Island, Ltd.             Maggie Tan
(1) 510.656.0999                               (65) 6360.4705
laurie@wiredislandpr.com                       tanmaggie@charteredsemi.com

ALL CURRENCY FIGURES STATED IN THIS REPORT ARE IN US DOLLARS
THE FINANCIAL STATEMENTS IN THIS REPORT ARE IN CONFORMITY WITH US GAAP


                 CHARTERED REPORTS BETTER THAN EXPECTED RESULTS

           Second Quarter Results Exceed Revenue and Profit Guidance;
         Strong Momentum in Leading-edge Shipments Drive Revenue Growth;
      0.18-micron Revenues More Than Triple to 24 Percent of Total Revenues

- REVENUES OF $127.5 MILLION, UP 51% SEQUENTIALLY, COMPARED TO GUIDANCE OF UP APPROXIMATELY 40%
-    CAPACITY UTILIZATION 42%, COMPARED TO GUIDANCE OF HIGH-30S
-    LOSS PER ADS OF $0.65, COMPARED TO GUIDANCE OF APPROXIMATELY $0.76 TO $0.77
     LOSS
-    LOSS PER ORDINARY SHARE OF $0.07

SINGAPORE - JULY 19, 2002 - Chartered Semiconductor Manufacturing (Nasdaq: CHRT and SGX-ST: CHARTERED), one of the world's top three silicon foundries, today announced stronger than expected results for its second quarter 2002, reflecting increased demand from customers and an increase in leading-edge shipments.

"During the quarter, demand from our customers in the communications and computer markets grew rapidly, and we were able to react quickly. Revenues from the communications segment essentially doubled sequentially and revenues from computer customers reached the highest level since fourth quarter 2000. Contributing to the strong growth was increased shipments of Chartered's 0.18-micron leading-edge technology wafers and growing momentum from new customer engagements. Revenues from 0.18-micron shipments increased from 10% of total in the first quarter to 24% in the second quarter and are expected to be at least 35% in the third quarter," said Chia Song Hwee, president & CEO of Chartered. "We also continued to broaden our service offering during the quarter and now have announced six new agreements this year that provide customers greater flexibility, higher probability of first-time silicon success and improved time to market."

Commenting on the market outlook, Chia said, "While there are some mixed signs in the end markets right now, we expect the overall semiconductor market will continue to grow in the second half of this year, but at a somewhat slower pace than previously expected. Looking beyond this year, we expect semiconductor market growth to be robust in 2003 and 2004 and we believe that all signs continue to point toward the foundry market expanding at approximately twice the rate of the semiconductor market, driven by the strong growth of fabless companies and accelerated strategic outsourcing by integrated device manufacturers. We believe that Chartered's focus on technology, broadening our customer base, and service offering position us well to take advantage of these positive trends."


SUMMARY OF SECOND QUARTER 2002 PERFORMANCE

- Net revenues were $127.5 million in second quarter 2002, up 51.1% compared to first quarter 2002, primarily due to stronger demand in the communications and computer segments, and to a lesser extent the memory segment. Compared to second quarter 2001, net revenues were up 26.6% from $100.7 million. All segments were up, with the largest increase attributable to the computer segment. Including Chartered's share of SMP (Fab 5), net revenues were $133.1 million, up 54.7% from $86.0 million in the first quarter 2002, and up 30.0% from $102.4 million in second quarter 2001. SMP is a minority-owned joint-venture company and therefore, under the Company's US GAAP reporting, its revenues are not consolidated.

- Gross loss was $34.6 million, or negative 27.1% of net revenues, an improvement from a loss of $63.5 million, or negative 63.0% of net revenues in the year-ago quarter, primarily due to significantly higher revenues. Compared to first quarter 2002, gross loss improved $29.2 million, primarily due to higher revenues.

- Research and development (R&D) expenses were $21.6 million, an increase of 4.6% from the year-ago quarter. Compared to first quarter 2002, R&D expenses were down $3.1 million, primarily due to a moderation in the volume of development wafers, consistent with the phasing of development activities.

- General and administrative (G&A) expenses were $10.3 million, down 2.6% compared to $10.6 million in second quarter 2001. Compared to first quarter 2002, G&A expenses were down $4.3 million, primarily due to employee leave clearance.

- Sales and marketing expenses were $10.3 million, up 10.9% compared to $9.3 million in the year-ago quarter, primarily due to expansion of worldwide sales and marketing activities to further enhance the level of customer support.

- Pre-production fab start-up costs, all related to Fab 7, were $1.5 million in second quarter 2002, compared to $3.7 million in the year-ago quarter, due to a moderated activity level.

- Equity in income of our minority-owned joint-venture fab, SMP (Fab 5), was a loss of $22.0 million compared to a loss of $25.2 million in the year-ago quarter, and a loss of $29.8 million in first quarter 2002, primarily due to an increase in utilization rates caused by higher demand.

- Minority interest in loss of our consolidated joint-venture fab, Chartered Silicon Partners (CSP or Fab 6), was $12.4 million compared to $18.3 million in the year-ago quarter, and $17.1 million in first quarter 2002, primarily due to significantly higher utilization resulting from increased demand for leading-edge products, partially offset by higher depreciation.

- Net interest expense was $6.6 million compared to net interest income of $3.3 million in the year-ago quarter, due to lower interest income resulting from a lower cash balance and lower interest rates.

- Net loss of $90.7 million, or negative 71.1% of net revenues, reflected an improvement of $16.9 million from a net loss of $107.6 million, or negative 106.8% of net revenues, in the year-ago quarter and an improvement of $37.7 million from the prior quarter.

- Loss per American Depositary Share (ADS) and loss per share in second quarter 2002 were $0.65 and $0.07 respectively on a basic and diluted basis, compared with a loss per ADS and loss per share of $0.78 and $0.08 respectively in second quarter 2001.


WAFER SHIPMENTS AND AVERAGE SELLING PRICES

- Shipments in second quarter 2002 were 118.6 thousand wafers (eight-inch equivalent), an increase of 45.4% compared to 81.6 thousand wafers (eight-inch equivalent) shipped in first quarter 2002, due to higher shipments in the communications and computer segments, and to a lesser extent the memory segment. Shipments in second quarter 2002 were up 35.1 % compared to 87.8 thousand wafers (eight-inch equivalent) in second quarter 2001. All segments were up with the largest increase attributable to the computer segment.

- ASP increased 4.0% to $1,075 per wafer in second quarter 2002 compared to $1,034 per wafer in first quarter 2002, primarily due to a richer product mix. Compared to second quarter 2001, ASP declined 6.3% from $1,147 per wafer, as market pricing declines more than offset the favorable impact of a richer product mix.

- Capacity utilization improved to 42% in second quarter 2002, from 28% in first quarter 2002, due to increased shipments. In the year-ago quarter, capacity utilization was 31%. The capacity level in second quarter 2002 increased approximately 2% from first quarter 2002.


MARKET DYNAMICS

The following tables provide a quarterly breakdown of revenues by market segment, region and technology. These tables include revenues from Chartered's share of its minority-owned joint-venture company, SMP (Fab 5), which under the Company's US GAAP reporting are not consolidated.


REVENUE BREAKDOWN BY MARKET SEGMENT

                                                            Percentage of Revenues (%)
---------------------------------------------------------------------------------------------------------
Market Segment                           2Q 2001       3Q 2001       4Q 2001       1Q 2002       2Q 2002
---------------------------------------------------------------------------------------------------------
  Communications                           36             23            22            23            30
---------------------------------------------------------------------------------------------------------
  Computer                                 44             58            52            44            47
---------------------------------------------------------------------------------------------------------
  Consumer                                  9             10            16            22            13
---------------------------------------------------------------------------------------------------------
  Memory                                   10              7             8             9             9
---------------------------------------------------------------------------------------------------------
  Other                                     1              2             2             2             1
---------------------------------------------------------------------------------------------------------


REVENUE BREAKDOWN BY REGION

                                                            Percentage of Revenues (%)
---------------------------------------------------------------------------------------------------------
Region                                   2Q 2001       3Q 2001       4Q 2001       1Q 2002       2Q 2002
---------------------------------------------------------------------------------------------------------
  Americas                                 62             75            75            66            71
---------------------------------------------------------------------------------------------------------
  Europe                                    8              9             7             5             7
---------------------------------------------------------------------------------------------------------
  Asia-Pacific                             26             10             7            11            11
---------------------------------------------------------------------------------------------------------
  Japan                                     4              6            11            18            11
---------------------------------------------------------------------------------------------------------


REVENUE BREAKDOWN BY TECHNOLOGY

                                                            Percentage of Revenues (%)
---------------------------------------------------------------------------------------------------------
Technology Node (micron)                 2Q 2001       3Q 2001       4Q 2001       1Q 2002       2Q 2002
---------------------------------------------------------------------------------------------------------
  0.18 and below                            2             4            13            10            24
---------------------------------------------------------------------------------------------------------
  Up to 0.25                               20            26            23            30            24
---------------------------------------------------------------------------------------------------------
  Up to 0.35                               48            34            34            31            29
---------------------------------------------------------------------------------------------------------
  Above 0.35                               30            36            30            29            23
---------------------------------------------------------------------------------------------------------

RECENT HIGHLIGHTS AND ACHIEVEMENTS

- In April, Chartered and Legerity entered into a long-term manufacturing agreement, establishing Chartered as a preferred foundry for Legerity's bipolar communications IC products. Chartered's solutions will be used by Legerity in providing products to the communications market, including high-voltage line interface devices for voice over broadband, public voice network applications, and high-speed, low-power line driver products for ADSL applications.

- In April, Chartered also announced that it had jointly developed breakthrough low-power processes at 0.18-micron and 0.13-micron technology nodes with STMicroelectronics, for applications such as mobile phones and personal digital assistants, and for use in other communications, consumer and industrial applications.

- During the quarter, as part of the Company's commitment to an open, flexible IP model that will improve overall time to market for customers, Chartered announced joint initiatives to reduce time-to-use for third-party IP in systems-on-chip designs and to streamline the selection and acquisition process of silicon-hardened IP targeted for Chartered processes. Agreements were announced with Unive and Fujitsu Digital Technology to make their specialized mixed-signal IP available worldwide through Chartered's Virtual Component Exchange connection. Chartered also announced that it had entered into a licensing agreement with ARM, as the first foundry to use ARM cores as validation vehicles in shortening time to market for customers.

- In June, Chartered's board of directors appointed Chia Song Hwee president & CEO. Since joining Chartered in 1996, Chia's responsibilities have steadily expanded to include the areas of finance, strategic development, technology alliances and legal. He also played a leadership role in forming Chartered's key partnerships and business relationships over the past several years, broadening his involvement in the market, customer and technology aspects of the business. In conjunction with Chia's appointment, the board also named George Thomas as vice president & CFO, succeeding Chia.


MODIFICATION OF AGERE JOINT DEVELOPMENT AGREEMENT

During the first quarter 2002, Chartered indicated that as a result of Agere Systems' (Agere) recent initiatives to increase manufacturing flexibility, Chartered and Agere would work together to develop potential modifications to their joint development agreement which would better align with Agere's evolving fab-lite strategy. An amendment to the original July 2000 agreement, which covered 0.13-micron, 100-nanometer and 80-nanometer process technologies, was signed by the two parties in June

2002. Development work on the first node, 0.13-micron, is substantially completed. Chartered has taken sole responsibility for the second and third nodes and is staffing the activity accordingly.

Under the amendment, if requested by Chartered, Agere will provide consulting services on technical issues for the first and second nodes, on mutually agreeable terms. Chartered is free to engage with another technology partner on the second and subsequent nodes.

"Our partnership with Agere, which dates to 1995, is built on trust and mutual dependence," said Chia. "I believe that Chartered's flexibility and willingness to adapt to Agere's changing business needs have been key to the success and longevity of the relationship. I'm pleased we were able to collaborate on a modification to the technology agreement and look forward to playing an important role in Agere's transition to a fab-lite model. During the last year, in order to build up our internal capability, we have been significantly increasing both the strength and caliber of Chartered's R&D organization. This is resulting in a smooth and effective transition process."


REVIEW AND OUTLOOK

Based on our current assessment of market and customer trends, the Company's guidance for third quarter 2002 is as follows:

     - Revenues: up approximately 5% sequentially and approximately 70% year-over-year (including Chartered's share of SMP, up approximately 10% sequentially and approximately 75% year-over-year)

     -    ASP: up a few percentage points sequentially

     -    Utilization: in the low 40s (comprehending a capacity increase of 4%)

     -    Gross loss: approximately $29 million to $31 million

     -    Net loss: approximately $87 million to $90 million

     -    Loss per ADS: approximately $0.63 to $0.65

"Chartered revenues grew almost 70% from fourth quarter 2001 to second quarter 2002, considerably outpacing both semiconductor and foundry market growth," said George Thomas, vice president & CFO. "Shipments of our leading-edge 0.18-micron product are up sharply and we continue to see promising results on our 0.13-micron all-copper offering, with revenues expected in the second half of this year. During the second quarter, our operating cash flow turned positive for the first time since second quarter

2001. Additionally, our cash balance, currently over $830 million, provides us considerable strength and flexibility going forward. We are reiterating the target, first set in April, to double revenues from the first quarter to fourth quarter of this year, even though the current market environment makes it somewhat more challenging."


WEBCAST CONFERENCE CALL TODAY

Chartered will be discussing its second-quarter 2002 results and outlook on a conference call today, July 19, 2002, at 8:30 a.m. Singapore time (US time 5:30 p.m. PT/8:30 p.m. ET, July 18, 2002). A webcast of the conference call will be available to all interested parties on Chartered's Web site at www.charteredsemi.com, under Investor Information, Releases & Confcalls, or at www.charteredsemi.com/investor/index_financial.htm.


MID-QUARTER GUIDANCE

The Company provides a guidance update midway through each quarter. For third quarter 2002, the Company anticipates issuing its mid-quarter guidance update, via news release, on Wednesday, September 4, 2002, Singapore time.


ABOUT CHARTERED

Chartered Semiconductor Manufacturing, one of the world's top three silicon foundries, is forging a customized approach to outsourced semiconductor manufacturing by building lasting and collaborative partnerships with its customers. The Company provides flexible and cost-effective manufacturing solutions for customers, enabling the convergence of communications, computing and consumer markets. In Singapore, Chartered operates five fabrication facilities and has a sixth fab in the process of being developed as a 300mm facility.

A company with both global presence and perspective, Chartered is traded on both the Nasdaq Stock Market (Nasdaq: CHRT) and on the Singapore Exchange (SGX-ST:
CHARTERED). Chartered's 4,000 employees are based at 12 locations around the world. Information about Chartered can be found at www.charteredsemi.com.


SAFE HARBOR STATEMENT UNDER THE PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our near term and long term outlook for the year 2002 and beyond (including projected revenues of the Company and SMP, average selling price, utilization, gross loss, net loss, and loss per ADS); our revenues from 0.18-micron and 0.13-micron shipments in the second half of 2002; our 2002 fourth quarter revenue target; our role in Agere's evolving business model; our business strategy and financial position; and the growth of the foundry and semiconductor markets; reflect our current views with respect to future events and financial performance, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are: changes in market outlook and trends, specifically in the foundry services and communications and computer segments; economic conditions in the United States as well as globally; customer demands; unforeseen delays or interruptions in our plans for our fabrication facilities (including Fab 7); the performance level of and technology mix in our fabrication facilities; the successful implementation of our partnership, technology and supply alliances; and availability of financings and terms thereof. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned "Risk Factors" in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
        (In thousands of U.S. Dollars, except share and per share data)

                                                                                      US GAAP
                                                              ------------------------------------------------------
                                                                 Three Months Ended             Six Months Ended
                                                                       June 30,                     June 30,
                                                              ------------------------      ------------------------
                                                                 2001          2002            2001          2002
                                                              ---------      ---------      ---------      ---------
Net revenue                                                   $ 100,672      $ 127,458      $ 307,361      $ 211,820
Cost of revenue                                                 164,136        162,053        360,485        310,173
                                                              ---------      ---------      ---------      ---------
Gross loss                                                      (63,464)       (34,595)       (53,124)       (98,353)
                                                              ---------      ---------      ---------      ---------
Operating expenses:
  Research and development                                       20,664         21,605         41,855         46,313
  Fab start-up costs                                              3,741          1,465          9,118          3,366
  Sales and marketing                                             9,267         10,278         17,487         19,972
  General and administrative                                     10,562         10,287         23,460         24,852
                                                              ---------      ---------      ---------      ---------
    Total operating expenses                                     44,234         43,635         91,920         94,503
                                                              ---------      ---------      ---------      ---------

Operating loss                                                 (107,698)       (78,230)      (145,044)      (192,856)
Equity in loss of SMP                                           (25,220)       (21,969)       (43,852)       (51,787)
Other income                                                      5,457          6,771         13,048         11,980
Interest income                                                  14,947          3,919         27,801          8,265
Interest expense                                                (11,649)       (10,551)       (15,008)       (21,298)
Exchange gain (loss)                                              2,952         (1,964)         1,556           (194)
                                                              ---------      ---------      ---------      ---------
Loss before income taxes                                       (121,211)      (102,024)      (161,499)      (245,890)
Income tax expense                                               (4,643)        (1,023)       (13,256)        (2,602)
                                                              ---------      ---------      ---------      ---------
Loss before minority interest                                  (125,854)      (103,047)      (174,755)      (248,492)
Minority interest in loss of CSP                                 18,297         12,375         36,290         29,452
                                                              ---------      ---------      ---------      ---------
Net loss                                                      $(107,557)     $ (90,672)     $(138,465)     $(219,040)
                                                              =========      =========      =========      =========

Net loss per share and ADS

Basic net loss per share                                         $(0.08)     $   (0.07)     $   (0.10)     $   (0.16)
Diluted net loss per share                                        (0.08)         (0.07)         (0.10)         (0.16)

Basic net loss per ADS                                           $(0.78)     $   (0.65)     $   (1.00)     $   (1.58)
Diluted net loss per ADS                                          (0.78)         (0.65)         (1.00)         (1.58)

Number of shares (in millions) used in computing:
- basic net loss per share                                      1,381.3        1,386.0        1,380.7        1,385.2
- effect of dilutive options                                         --             --             --             --
                                                              ---------      ---------      ---------      ---------
- diluted net loss per share                                    1,381.3        1,386.0        1,380.7        1,385.2
                                                              ---------      ---------      ---------      ---------

Number of ADS (in millions) used in computing:
- basic net loss per ADS                                          138.1          138.6          138.1          138.5
- effect of dilutive options                                         --             --             --             --
                                                              ---------      ---------      ---------      ---------
- diluted net loss per ADS                                        138.1          138.6          138.1          138.5
                                                              ---------      ---------      ---------      ---------

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                         (In thousands of U.S. Dollars)

                                                                                                             U.S. GAAP
                                                                                                ------------------------------------
                                                                                                                As of
                                                                                                ------------------------------------
                                                                                                December 31,              June 30,
                                                                                                    2001                    2002
                                                                                                ------------              ----------
ASSETS
Cash and cash equivalents                                                                        $1,041,616               $  831,377
Accounts receivable                                                                                  91,419                  110,239
Inventories                                                                                          12,766                   18,915
Other current assets                                                                                 16,439                   18,721
                                                                                                 ----------               ----------
    Total current assets                                                                          1,162,240                  979,252
Property, plant and equipment, net                                                                1,853,421                1,842,419
Investment in SMP                                                                                    77,406                   56,389
Other non-current assets                                                                             51,275                   48,745
                                                                                                 ----------               ----------
    Total assets                                                                                 $3,144,342               $2,926,805
                                                                                                 ==========               ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable                                                                                 $   82,743               $  131,378
Current installments of long-term debt                                                              198,160                   86,463
Accrued operating expenses                                                                          153,635                  160,198
Other current liabilities                                                                            85,215                   42,857
                                                                                                 ----------               ----------
    Total current liabilities                                                                       519,753                  420,896
Long-term debt, excluding current installments                                                      914,070                1,033,329
Other liabilities                                                                                    66,298                   64,178
                                                                                                 ----------               ----------
    Total liabilities                                                                             1,500,121                1,518,403
Minority interest                                                                                    61,589                   34,374
Shareholders' equity                                                                              1,582,632                1,374,028
                                                                                                 ----------               ----------
    Total liabilities and shareholders' equity                                                   $3,144,342               $2,926,805
                                                                                                 ==========               ==========

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (In thousands of U.S. Dollars)


                                                                                                              US GAAP
                                                                                                 ----------------------------------
                                                                                                      For The Six Months Ended
                                                                                                 ----------------------------------
                                                                                                   June 30,                June 30,
                                                                                                     2001                    2002
                                                                                                 -----------             ----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                                                                         $  (138,465)            $ (219,040)
Adjustments to reconcile net loss to net cash
 provided by operating activities:
  Equity in loss of SMP                                                                                2,446                 21,809
  Depreciation and amortization                                                                       214,140               226,836
  Foreign exchange gain on financing activities                                                          (68)                (1,472)
  Minority interest in loss of CSP                                                                   (36,290)               (29,452)
  Gain (loss) on disposal of property, plant and equipment                                               (57)                    38
  Other                                                                                              (11,004)                   (21)
Changes in operating working capital:

  Accounts receivable                                                                                 87,246                (12,054)
  Amount due to (from) ST, ST affiliates and SMP, net                                                 42,598                (21,540)
  Inventories                                                                                         22,382                 (6,149)
  Prepaid expenses                                                                                      (914)                (2,180)
  Trade accounts payable                                                                              (5,044)                 7,161
  Accrued operating expenses                                                                         (45,142)                 6,563
  Other current liabilities                                                                            5,911                 (1,514)
                                                                                                 -----------            -----------
Net cash provided by (used in) operating activities                                                  137,739                (31,015)
                                                                                                 -----------            -----------

CASH FLOWS FROM INVESTING ACTIVITIES

Proceeds from sale of property, plant, equipment and
 other assets                                                                                         14,589                 17,245
Purchase of property, plant and equipment                                                           (307,382)              (169,459)
Technology license fees paid                                                                          (6,000)                (6,000)
                                                                                                 -----------            -----------
Net cash used in investing activities                                                               (298,793)              (158,214)
                                                                                                 -----------            -----------

CASH FLOWS FROM FINANCING ACTIVITIES
Customer deposits, net                                                                                14,633                (11,599)
Long-term debt
  Borrowings                                                                                         610,625                135,000
  Repayments                                                                                         (77,850)              (149,367)
Issuance of shares by the Company, net                                                                 3,343                  4,748
Capital lease payments                                                                                (2,129)                    --
                                                                                                 -----------             ----------
Net cash provided by (used in) financing activities                                                  548,622                (21,218)
                                                                                                 -----------             ----------

Net increase (decrease) in cash and cash equivalents                                                 387,568               (210,447)
Effect of exchange rate changes on cash and cash equivalents                                            (802)                   208
Cash at the beginning of the period                                                                  924,116              1,041,616
                                                                                                 -----------             ----------
Cash at the end of the period                                                                    $ 1,310,882             $  831,377
                                                                                                 ===========             ==========